Exhibit 16(1)(b):  Confirmation of Underwriting Agreement

ING Financial Advisers, LLC 151 Farmington Avenue Hartford, CT 06156

RE: Confirmation/Acknowledgment of Principal Underwriting Agreements

Ladies and Gentlemen:

This letter acknowledges and confirms renewal to November 17, 2006 of the Principal Underwriting Agreements each effective as of November 17, 2000, consistent with paragraph 11(d) of each agreement. Such agreements cover ING Life Insurance and Annuity Company on behalf of its general account, as well as its Variable Annuity Accounts B, C, G, and I, Separate Account D and Variable Life Accounts B and C.

ING LIFE INSURANCE AND ANNUITY COMPANY ON BEHALF OF ITS GENERAL ACCOUNT AND ITS VARIABLE ANNUITY ACCOUNTS B, C, G AND I, SEPARATE ACCOUNT D AND VARIABLE LIFE ACCOUNTS B AND C

By:	/s/ Laurie M. Tillinghast

Laurie M. Tillinghast

Title:	Vice President

ACKNOWLEDGED: ING FINANCIAL ADVISERS, LLC

By:	/s/ David A. Kelsey

David A. Kelsey

Title:	Vice President